                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              KPMG CONSULTING, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


================================================================================

          Options to Purchase Common Stock, $0.01 Par Value Per Share,
                  Having an Exercise Price of $55.50 Per Share
                         (Title of Class of Securities)

                                    48265R109
         (CUSIP Number of Class of Securities (Underlying Common Stock))


================================================================================

                              David W. Black, Esq.
             Executive Vice President, General Counsel and Secretary
                              KPMG Consulting, Inc.
                            1676 International Drive
                             McLean, Virginia 22102
                                  703-747-3000
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Wm. David Chalk, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                                6225 Smith Avenue
                         Baltimore, Maryland 21209-3600
                                  410-580-3000

================================================================================

                            CALCULATION OF FILING FEE

Transaction Valuation *                                  Amount of Filing Fee *
---------------------                                    --------------------
     $39,977,822.00                                             $3,680.00

================================================================================

* Estimated solely for purposes of calculating the amount of the filing fee. The filing fee calculation assumes that eligible options to purchase 5,703,491 shares of common stock of KPMG Consulting, Inc. having an exercise price of $55.50 per share will be exchanged pursuant to this offer. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($39,977,822.00), multiplied by (b) $92.00 per million.

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[ ]    Check the box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount previously paid: Not applicable
       Form or Registration No.: Not applicable
       Filing party: Not applicable
       Date filed: Not applicable

[ ] Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.
[X]    issuer tender offer subject to Rule 13e-4.
[ ]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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Item 1. Summary Term Sheet.

The information set forth under "Summary Term Sheet -- Questions and Answers" in the document entitled Offer to Exchange Certain Outstanding KPMG Consulting, Inc. Stock Options Having an Exercise Price of $55.50 Per Share, dated
February 1, 2002 (as amended from time to time, the "Offer to Exchange") attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The issuer is KPMG Consulting, Inc., a Delaware corporation (the "Company" or "KPMG Consulting"). The Company's principal executive offices are located at 1676 International Drive, McLean, Virginia, 22102 and the phone number is 703-747-3000. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning KPMG Consulting; Summary Financial Information") is incorporated herein by reference.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options ("Eligible Options") outstanding under the KPMG Consulting, Inc. 2000 Long-Term Incentive Plan, as amended (the "2000 LTIP") to purchase shares of its common stock, par value $0.01 per share ("Common Stock") with exercise price of $55.50 per share, held by eligible optionholders of the Company, for replacement options (the "Replacement Options") to purchase shares of Common Stock upon the terms and subject to the conditions described in the Offer to Exchange and the related documents filed herewith (which together with the documents attached to the Offer to Exchange, as they may be amended from time to time, shall constitute the "offer"). The Replacement Options will (1) be exercisable for the same number of shares of Common Stock underlying the Eligible Options they replace, subject to adjustments for any stock splits, stock dividends and similar events; (2) have a per-share exercise price equal to 110% of the last sale price of the Common Stock as reported by the Nasdaq National Market on the date the Replacement Options are granted; (3) be granted under the 2000 LTIP; (4) subject to a new option agreement and award notice, vest 1/3 on each of the first three anniversaries of the date the Replacement Options are granted, regardless of the vesting schedule that was applicable to the Eligible Options tendered for exchange and regardless of whether or not the Eligible Options were fully or partially vested; and (5) expire on the 10th anniversary of the date the Replacement Options are granted.

On January 24, 2002, there were 156,697,943 shares of Common Stock outstanding. On the same date, there were 5,951,257 shares of Common Stock underlying outstanding Eligible Options. Of that amount, Eligible Options covering 247,766 shares of Common Stock were held by executive officers and directors of the Company, who are not eligible to participate in this offer.

The information set forth in the Offer to Exchange under "Summary Term Sheet -- Questions and Answers," Section 1 ("Number of Eligible Options; Eligible Optionholders; Eligible Options; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange; Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning Securities of KPMG Consulting") and Schedule A is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under "Summary Term Sheet -- Questions and Answers," Section 1 ("Number of Eligible Options; Eligible Optionholders; Eligible Options; Expiration Date"), Section 3



                                       3

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("Procedures for Tendering Eligible Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Eligible Options for Exchange; Issuance of Replacement Options"), Section 6 ("Conditions of this Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 9 ("Information Concerning KPMG Consulting; Summary Financial Information"), Section 11 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Tax Consequences") and Section 14 ("Extension of Offer; Cancellation Amendment") is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning Securities of KPMG Consulting") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company's Securities.

The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning Securities of KPMG Consulting") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under Section 2 ("Purpose of this Offer") is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange; Issuance of Replacement Options") and Section 11 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer") is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under Section 2 ("Purpose of this Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under Section 6 ("Conditions of this Offer") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning Securities of KPMG Consulting") and Schedule A is incorporated herein by reference.
                         ----------

(b) Securities Transactions.



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

The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning Securities of KPMG Consulting") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange under Section 9 ("Information Concerning KPMG Consulting; Summary Financial Information") and Section 16 ("Additional Information"), and in our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, is incorporated herein by reference.

(b) Pro Forma Information.

Not Applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning Securities of KPMG Consulting") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit No.       Description

(a)(1)(i)         Offer to Exchange Certain Outstanding KPMG Consulting, Inc. Stock Options Having an Exercise Price of $55.50
                  Per Share, dated February 1, 2002.
(a)(1)(ii)        E-mail Communication to Eligible KPMG Consulting, Inc. Optionholders, dated February 1, 2002.
(a)(1)(iii)       E-mail Communication to Eligible KPMG Consulting, Inc. Optionholders, dated February 1, 2002.
(a)(1)(iv)        Election Form.
(a)(1)(v)         Form of Communication to Eligible and Participating KPMG Consulting, Inc. Optionholders Confirming Receipt of
                  Election Form.
(a)(1)(vi)        Notice of Withdrawal.
(a)(1)(vii)       Form of Communication to Eligible KPMG Consulting, Inc. Optionholders to be Delivered on or around February
                  14, 2002.
(a)(1)(viii)      Form of Rights Letter.
(a)(1)(ix)        Form of Communication to Rejected Tendering KPMG Consulting, Inc. Optionholders.
(a)(1)(x)         Form of Communication to Eligible and Participating KPMG Consulting, Inc. Optionholders to be Delivered on or
                  around September 3, 2002.
(a)(1)(xi)        KPMG Consulting, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on September 28, 2001 and incorporated herein by reference.
(a)(1)(xii)       KPMG Consulting, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 (File
                  No. 0-31351), as filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.
(a)(2)            Not applicable.
(a)(3)            Not applicable.
(a)(4)            Not applicable.
(a)(5)            Not applicable.
(b)               Not applicable.
(d)(1)            KPMG Consulting, Inc.'s Amended and Restated Certificate of Incorporation, dated as of February 7, 2001, which is incorporated herein by reference to Exhibit 3.1 to KPMG Consulting, Inc.'s Quarterly Report on Form 10-Q
                  for the quarterly period ended March 31, 2001 (File No. 0-31351), as filed with the Securities and Exchange
                  Commission on May 15, 2001.
(d)(2)            KPMG Consulting, Inc.'s Amended and Restated By-Laws, which are incorporated herein by reference to Exhibit
                  3.2 to KPMG Consulting, Inc.'s Registration Statement on Form S-1 (Registration No. 333-36328), as filed with the Securities and Exchange Commission on May 5, 2000.
(d)(3)            KPMG Consulting, Inc. 2000 Long-Term Incentive Plan, as amended through March 30, 2001, which is incorporated herein by reference to Exhibit 10.15 to KPMG Consulting, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on September 28,
                  2001.
(d)(4)            Form of KPMG Consulting, Inc. Stock Option Agreement for Employees, pursuant to the KPMG Consulting, Inc. 2000
                  Long-Term Incentive Plan, for U.S. Persons, including Form of Award Notice.
(d)(5)            Form of KPMG Consulting, Inc. Stock Option Agreement for Employees, pursuant to the KPMG Consulting, Inc. 2000
                  Long-Term Incentive Plan, for non-U.S. Persons, including Form of Award Notice.
(d)(6)            Form of KPMG Consulting, Inc. Stock Option Agreement for Non-Employee Directors, pursuant to the KPMG
                  Consulting, Inc. 2000 Long-Term Incentive Plan, including Form of Award Notice.
(d)(7)            KPMG Consulting, Inc. Employee Stock Purchase Plan, which is incorporated herein by reference to Exhibit 4.3 to KPMG Consulting, Inc.'s Registration Statement on Form S-8 (Registration No. 333-55354), as filed with the
                  Securities and Exchange Commission on February 9, 2001.
(d)(8)            KPMG Consulting, Inc. 401(k) Plan, which is incorporated herein by reference to Exhibit 10.20 to KPMG
                  Consulting, Inc.'s Registration Statement on Form S-1/A (Registration No. 333-36328), as filed with the
                  Securities and Exchange Commission on August 7, 2000.
(d)(9)            Amendment No. 1 to KPMG Consulting, Inc. 401(k) Plan, which is incorporated herein by reference to Exhibit 4.4 to KPMG Consulting, Inc.'s Registration Statement on Form S-8 (Registration No. 333-55380), as filed with the
                  Securities and Exchange Commission on February 9, 2001.
(d)(10)           Form of Member Distribution Agreement for KPMG Consulting Qualified Employees, which is incorporated herein by reference to Exhibit 10.6 to KPMG Consulting, Inc.'s Registration Statement on Form S-1/A (Registration
                  No. 333-36328), as filed with the Securities and Exchange Commission on August 7, 2000.
(d)(11)           Investor Rights Agreement dated as of January 31, 2000 among KPMG LLP, Cisco Systems, Inc. and KPMG Consulting,
                  Inc., which is incorporated herein by reference to Exhibit 10.12 to KPMG Consulting, Inc.'s Registration
                  Statement on Form S-1/A (Registration No. 333-36328), as filed with the Securities and Exchange Commission on
                  August 7, 2000.
(g)               Not applicable.
(h)               Not applicable.



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



Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       KPMG Consulting, Inc.

                                       By:      /s/ Randolph C. Blazer
                                                -----------------------------
                                       Name:    Randolph C. Blazer
                                       Title:   Chairman of the Board, Chief
                                                Executive Officer and President
                                       Date:    February 1, 2002

                               INDEX TO EXHIBITS

Exhibit No.       Description
(a)(1)(i)         Offer to Exchange Certain Outstanding KPMG Consulting, Inc. Stock Options Having an Exercise Price of $55.50
                  Per Share, dated February 1, 2002.
(a)(1)(ii)        E-mail Communication to Eligible KPMG Consulting, Inc. Optionholders, dated February 1, 2002.
(a)(1)(iii)       E-mail Communication to Eligible KPMG Consulting, Inc. Optionholders, dated February 1, 2002.
(a)(1)(iv)        Election Form.
(a)(1)(v)         Form of Communication to Eligible and Participating KPMG Consulting, Inc. Optionholders Confirming Receipt of
                  Election Form.
(a)(1)(vi)        Notice of Withdrawal.
(a)(1)(vii)       Form of Communication to Eligible KPMG Consulting, Inc. Optionholders to be Delivered on or around February
                  14, 2002.
(a)(1)(viii)      Form of Rights Letter.
(a)(1)(ix)        Form of Communication to Rejected Tendering KPMG Consulting, Inc. Optionholders.
(a)(1)(x)         Form of Communication to Eligible and Participating KPMG Consulting, Inc. Optionholders to be Delivered on or
                  around September 3, 2002.
(a)(1)(xi)        KPMG Consulting, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on September 28, 2001 and incorporated herein by reference.
(a)(1)(xii)       KPMG Consulting, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 (File
                  No. 0-31351), as filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.
(a)(2)            Not applicable.
(a)(3)            Not applicable.
(a)(4)            Not applicable.
(a)(5)            Not applicable.
(b)               Not applicable.
(d)(1)            KPMG Consulting, Inc.'s Amended and Restated Certificate of Incorporation, dated as of February 7, 2001, which is incorporated herein by reference to Exhibit 3.1 to KPMG Consulting, Inc.'s Quarterly Report on Form 10-Q
                  for the quarterly period ended March 31, 2001 (File No. 0-31351), as filed with the Securities and Exchange
                  Commission on May 15, 2001.
(d)(2)            KPMG Consulting, Inc.'s Amended and Restated By-Laws, which are incorporated herein by reference to Exhibit
                  3.2 to KPMG Consulting, Inc.'s Registration Statement on Form S-1 (Registration No. 333-36328), as filed with the Securities and Exchange Commission on May 5, 2000.
(d)(3)            KPMG Consulting, Inc. 2000 Long-Term Incentive Plan, as amended through March 30, 2001, which is incorporated herein by reference to Exhibit 10.15 to KPMG Consulting, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on September 28,
                  2001.
(d)(4)            Form of KPMG Consulting, Inc. Stock Option Agreement for Employees, pursuant to the KPMG Consulting, Inc. 2000
                  Long-Term Incentive Plan, for U.S. Persons, including Form of Award Notice.
(d)(5)            Form of KPMG Consulting, Inc. Stock Option Agreement for Employees, pursuant to the KPMG Consulting, Inc. 2000
                  Long-Term Incentive Plan, for non-U.S. Persons, including Form of Award Notice.
(d)(6)            Form of KPMG Consulting, Inc. Stock Option Agreement for Non-Employee Directors, pursuant to the KPMG
                  Consulting, Inc. 2000 Long-Term Incentive Plan, including Form of Award Notice.
(d)(7)            KPMG Consulting, Inc. Employee Stock Purchase Plan, which is incorporated herein by reference to Exhibit 4.3 to KPMG Consulting, Inc.'s Registration Statement on Form S-8 (Registration No. 333-55354), as filed with the
                  Securities and Exchange Commission on February 9, 2001.
(d)(8)            KPMG Consulting, Inc. 401(k) Plan, which is incorporated herein by reference to Exhibit 10.20 to KPMG
                  Consulting, Inc.'s Registration Statement on Form S-1/A (Registration No. 333-36328), as filed with the
                  Securities and Exchange Commission on August 7, 2000.
(d)(9)            Amendment No. 1 to KPMG Consulting, Inc. 401(k) Plan, which is incorporated herein by reference to Exhibit 4.4 to KPMG Consulting, Inc.'s Registration Statement on Form S-8 (Registration No. 333-55380), as filed with the
                  Securities and Exchange Commission on February 9, 2001.
(d)(10)           Form of Member Distribution Agreement for KPMG Consulting Qualified Employees, which is incorporated herein by reference to Exhibit 10.6 to KPMG Consulting, Inc.'s Registration Statement on Form S-1/A (Registration
                  No. 333-36328), as filed with the Securities and Exchange Commission on August 7, 2000.
(d)(11)           Investor Rights Agreement dated as of January 31, 2000 among KPMG LLP, Cisco Systems, Inc. and KPMG Consulting,
                  Inc., which is incorporated herein by reference to Exhibit 10.12 to KPMG Consulting, Inc.'s Registration
                  Statement on Form S-1/A (Registration No. 333-36328), as filed with the Securities and Exchange Commission on
                  August 7, 2000.
(g)               Not applicable.
(h)               Not applicable.
